Lehman & Eilen LLP
20283 State Road 7, Suite 300
Boca Raton, FL 33498
Telephone: (561) 237-0804
Facsimile: (561) 237-0803

March 30, 2007

VIA FACSIMILE AND
OVERNIGHT MAIL

United States Securities
and Exchange Commission
100 F Street, NE
Mail Stop 4561
Washington, D.C. 20549
Attention: Jennifer R. Hardy
Legal Branch Chief

Re:	ValueRich, Inc.
Amendment 10 to Registration Statement on Form SB-2 Filed March 30, 2007 File No. 333-135511 _______________

Dear Ms. Hardy:

Thank you for your March 27, 2007 letter regarding ValueRich, Inc. (“ValueRich”). Enclosed is Amendment No. 10 to the ValueRich’s Form SB-2, which has been marked to show changes from our prior submission. The changes in the revised registration statement reflect the staff’s comments to the previously submitted material. Also, in order to assist you in your review of ValueRich’s Form SB-2, we hereby submit a letter responding to the comments. For your convenience, we have set forth below the staff’s numbered comments in their entirety followed by our responses thereto.

The Offering, page 4

1. Update the first bullet point under “Risk factors” to reflect net losses for the most recent period presented in the financial statements.

United States Securities and
Exchange Commission
March 30, 2007

Response: Complied with. We have updated the first bullet point under “Risk Factors” to reflect the net losses for the most recent period presented in the financial statements.

Risk Factors, page 7

2. Disclosure on page 13 that implementing the change in ValueRich’s business expo model resulted in a 57% decline in revenues is inconsistent with disclosure on page 17 that the change in ValueRich’s business expo model resulted in a 29% decline in revenues. Please reconcile the disclosures.

Response: Complied with. We have revised the disclosure on page 13 to reconcile this disclosure with the disclosure on page 17 that the change in ValueRich’s business expo model resulted in a 29% decline in revenue.

Dilution, page 15

3. The dilution to new investors of $2.78 per share shown in the table is inconsistent with the disclosures on page 9 and in the first paragraph on page 15 that the dilution to new investors is $2.76 per share. Please reconcile the disclosure.

Response: Complied with. We have reconciled the disclosure on page 9 and in the first paragraph on page 15 to reflect the accurate dilution to new investors of $2.78.

Exhibit 23.01

4. As noted previously in comment 52 in our July 27, 2007 letter, ValueRich’s independent public accountants must consent also to being named in the registration statement. See Rule 436(a) of Regulation C under the Securities Act, and revise.

Response: Complied with. The consent of ValueRich’s independent public accountants has been revised to include a consent to the reference of the firm in the registration statement as experts.

Other

5. You did not mark all changed materials in the EDGAR version of pre-effective amendment 9 to the registration statement as required by Rule 310 of Regulation S-T. For example refer to the disclosures under “Common stock outstanding before the offering as of March 1, 2007” and “Common stock to be outstanding after the offering” on page 4 and the summary compensation table on page 28. Please comply with the rule’s requirement in future filings.

United States Securities and
Exchange Commission
March 30, 2007

Response: Complied with. We understand 100% that having accurate marked filings is integral to the review and comment process. This is the primary reason we ensure to always provide courtesy marked copies to the staff. The html version of the filing on the SEC's website appears to have the proper markings so we are a little confused about how the markings could be missed on other materials. Nevertheless, we have spoken with ValueRich’s financial printer and they have assured us that all changed materials are properly marked in this filing and will be properly marked in any future filings.

Please feel free to contact me at (561) 237-0804. Thank you.

Sincerely, /s/ Hank Gracin Hank Gracin

HG:ckg
Enclosures

cc: ValueRich, Inc.